

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2013

<u>Via E-mail</u>
Raymond C. Fidel
Chief Executive Officer
DriveTime Automotive Group, Inc.
DT Acceptance Corporation
4020 East Indian School Road
Phoenix, AZ 85018

      Re: DriveTime Automotive Group, Inc.
               DT Acceptance Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 29, 2013
               File Nos. 001-14759 and 333-169730

Dear Mr. Fidel:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Jason Niethamer   for

                  Jennifer Thompson
                  Accounting Branch Chief